Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Isilon Systems, Inc.

at

$33.85 Net Per Share

by

Electron Merger Corporation

a wholly-owned subsidiary of

EMC Corporation

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, DECEMBER 17, 2010, UNLESS THE OFFER IS EXTENDED.

November 19, 2010

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Electron Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of EMC Corporation, a Massachusetts corporation (“EMC”), is making an offer to purchase all outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of Isilon Systems, Inc., a Delaware corporation (“Isilon”), at $33.85 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated November 19, 2010, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed material to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The Offer is not subject to any financial condition. The Offer is conditioned upon (i) there being validly tendered (not including shares tendered pursuant to procedures for guaranteed delivery) and not withdrawn in accordance with the terms of the Offer a number of shares of common stock, par value $0.00001 per share (the “Shares”), of Isilon which, together with the shares then owned by EMC and its wholly-owned subsidiaries (including Purchaser), represents at least a majority of the total number of then outstanding Shares on a fully diluted basis (as defined in the Merger Agreement), (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated and (iii) other conditions set forth in Annex A to the Merger Agreement. See “Introduction” and The Offer—Section 14—“Conditions of the Offer”.

Enclosed herewith are the following documents:

1.	Offer to Purchase, dated November 19, 2010;

2.	Letter of Transmittal to be used by stockholders of Isilon in accepting the Offer and tendering Shares, including guidelines for certification of Taxpayer Identification Number on Form W-9;

3.	Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to BNY Mellon Shareowner Services, the Depositary for the Offer, by the expiration of the Offer;

4.	A letter to stockholders of Isilon from the President and Chief Executive Officer of Isilon, accompanied by Isilon’s Solicitation/Recommendation of Schedule 14D-9.

5.	A printed letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

6.	A return envelope addressed to the Depositary (as defined below).

The Offer is being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 14, 2010, among EMC, Purchaser and Isilon, pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Isilon, with Isilon continuing as the surviving corporation (the “Merger”) and each issued and outstanding Share (other than Shares owned by EMC, Purchaser or any wholly-owned subsidiary of EMC or Isilon, or held by stockholders who properly demand and perfect appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest and less any required withholding taxes, payable upon the surrender of the certificate formerly representing such Share.

The Isilon board of directors of Isilon unanimously (1) determined that the Merger Agreement is advisable, (2) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, taken together, are at a price and on terms that are in the best interests of Isilon and its stockholders, (3) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger and (4) recommends that Isilon’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended in accordance with the terms of the Merger Agreement, the terms and conditions of any such extension or amendment), Purchaser will be deemed to have accepted for payment, and will pay for, all Shares validly tendered and not properly withdrawn by the Expiration Date if and when Purchaser gives oral or written notice to BNY Mellon Shareowner Services (the “Depositary”) of Purchaser’s acceptance of the tenders of such Shares for payment pursuant to the Offer. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or a Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal (or manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will Purchaser accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, Purchaser will endeavor to make arrangements to have the Offer made on its behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Neither EMC nor Purchaser will pay any fees or commissions to any broker, dealer or other person (other than Morrow & Co., LLC (the “Information Agent”) or the Depositary as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

In order to accept the Offer, a duly executed and properly completed Letter of Transmittal and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and any other required documents, should be sent to the Depositary by 12:00 Midnight, New York City time, on Friday, December 17, 2010.

If holders of Shares wish to tender their Shares, but it is impracticable for them to deliver their certificates representing tendered Shares or other required documents or to complete the procedures for delivery by book-entry transfer prior to the Expiration Date, a tender may be effected by following the guaranteed delivery procedures specified in the Offer to Purchase and the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

WE REQUEST THAT YOU CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, DECEMBER 17, 2010, UNLESS THE OFFER IS EXTENDED.

Very truly yours,

BNY Mellon Shareowner Services

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU AS THE AGENT OF EMC, PURCHASER, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

The Information Agent for the Offer is:

Morrow & Co., LLC

470 West Avenue

Stamford, CT 06902

(203) 658-9400

Banks and Brokerage Firms, Please Call: (203) 658-9400

Stockholders Call Toll Free: (800) 607-0088

Email: Isilon@morrowco.com

November 19, 2010